CUSIP No. 62945V109	13G	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)

          NV5 Global, Inc.
(Name of Issuer)

     Common Stock
(Title of Class of Securities)

               62945V109
(CUSIP Number)

               December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1 (b)
[  ] Rule 13d-1 (c)
[X] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 62945V109	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Dickerson Wright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 1,982,685 (See Item 4(a) below)
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 1,982,685 (See Item 4(a) below)
REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,982,685 (See Item 4(a) below)
	8	SHARED DISPOSITIVE POWER 1,982,685 (See Item 4(a) below)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,982,685 (See Item 4(a) below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 62945V109	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: NV5 Global, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 200 SOUTH PARK ROAD SUITE 350, HOLLYWOOD FL 33021

Item 2(a).	Name of Person Filing: Dickerson Wright.

Item 2(b).	Address of Principal Business Office or if none, Residence: 200 SOUTH PARK ROAD SUITE 350, HOLLYWOOD FL 33021.

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 62945V109

Item 3.	Not Applicable

Item 4.	Ownership:

(a)     Amount Beneficially Owned: Amount beneficially owned: 1,982,685 shares which includes (i) 711,217 shares of Common Stock held by the Wright Family Trust dated December 12, 1990; (ii) 135,978 shares of Common Stock held by the The Lauren Wright Trust UAD the Dickerson Wright 2010 GRAT dated June 28, 2010; (iii) 135,978 shares of Common Stock held by the The Stephanie Wright Trust UAD the Dickerson Wright 2010 GRAT dated June 28, 2010; (iv) 135,978 shares of Common Stock held by the The Lauren Wright Trust UAD the Katherine Wright 2010 GRAT dated June 28, 2010; (v) 135,978 shares of Common Stock held by the The Stephanie Wright Trust UAD the Katherine Wright 2010 GRAT dated June 28, 2010; (vi) 363,778 shares of Common Stock held by the Dickerson Wright 2012 GRAT dated November 9, 2012 and (vii) 363,778 shares of Common Stock held by the Katherine Wright 2012 GRAT dated November 9, 2012.

(b)     Percent of Class: 15.8%, based on 12,553,938 shares outstanding as of December 31, 2018

(c)     Number of shares as to which such person has:

(i)     sole power to vote or to direct the vote: 1,982,685 shares (see Item 4(a) above)

(ii)     shared power to vote or to direct the vote: 1,982,685 shares (see Item 4(a) above)

(iii)     sole power to dispose or to direct the disposition of: 1,982,685 shares (see Item 4(a) above)

(iv)     shared power to dispose or to direct the disposition of: 1,982,685 shares (see Item 4(a) above)

CUSIP No. 62945V109	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

CUSIP No. 62945V109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2018

/s/ Dickerson Wright
Dickerson Wright